INVEST IN **SIMPLE SWITCH**

Called "Amazon with a heart" by customers, we make conscious consumption simple


My Shopping is Changing the world!
Our online Shopping is Changing the World!
MY ONLINE SHOPPING IS CHANGING THE WORLD
My ONLINE SHOPPING is Changing the WORLD

simpleswitch.org Denver CO

Minority Founder | B2B | B2C | Marketplace | Retail

LEAD INVESTOR



Allie Reitz

As a startup consultant, former social impact founder, and passionate advocate for the planet, I am so impressed with the progress Simple Switch's unique ripple effect continues to make in the impact space. Simple Switch's founder and CEO, Rachel, truly does walk the talk, from challenging herself to keep every piece of trash she generated for over a year, to adopting B Corp's strict standards at the outset of the company's journey. Her experience addressing real-world social and climate issues on the ground is the secret sauce fueling the growing movement she's created. Rachel's fearless voice as a thought leader and genuine passion for her work have already sparked hundreds of partnerships, making thousands of impactful products accessible to online shoppers on the platform today. She is a continual student of the art of building a business, and is intentionally setting the foundation for a scalable movement that will extend beyond her own efforts. After working as an advisor with the Simple Switch team over the years, I am overjoyed to become Simple Switch's lead investor in this crucial round of funding. I invite you to join me in rallying behind this passionate team with a collective sense of conscious urgency - it's time for individuals and businesses alike to make that no-brainer Simple Switch to use the money we spend every day as a force for good.

Invested $1,000 this round & $100 previously

Highlights

1. 🌱 Climate Neutral, BCorp, Woman-Owned, 3 years of social & environmental impact traction.
2. 📈 B2B sales & consumer subscriptions monthly recurring revenues. Expecting to 10x in 2022 (but not guaranteed).
3. 🛒 4,000+ sustainable and ethical products from toilet paper to jewelry, constantly adding more.
4. 💰 Already had ~4 years of sales. Proof of high average order, margins, and an engaged community.
5. 🏠 Expanding into solar powered Brick and Mortar in October (See you soon, Denver!)

Our Founder

Our Founder



Rachel Kois CEO/Founder

- Keynote panelist at 2022 E-Commerce Operations Summit alongside REI, Burton, H&M - Finalist for "Outstanding Woman in Business" 2022 - So dedicated to the Simple Switch mission she got a butt tattoo of the logo. (Ask her about it.)

I started this company because I was a frustrated consumer, too. I wanted to "vote with my dollar" and was so discouraged when I realized how much more difficult intentional conscious consumption was than something like Amazon. WHY was it so easy for me to shop online, but so difficult for me to find/trust products' social & environmental impact?

Ethical online shopping, through positive impact purchasing

SUSTAINABLE & ETHICAL ONLINE SHOPPING

SIMPLE SWITCH



RACHEL KOIS
CEO/FOUNDER

RACHEL@SIMPLESWITCH.ORG

ONLINE SHOPPING HAS CHANGED OUR LIVES

- Ease of Automation
- Available Variety of Products
- Convenience of Home Delivery
- Safety During in COVID19

Online retail is projected to top **$1 Trillion** for the first time in 2022

Online shopping has grown from 8% to **19% of retail sales since 2012.**


US ecommerce penetration
Ecommerce sales as a % of total retail* spend, 2012-2021
8.0%
8.7%
9.6%
10.5%
11.5%
12.9%
14.1%
15.5%
19.1%
19.1%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Ecommerce sales
Offline sales

THE PROBLEM: SOCIAL & ENVIRONMENTAL CONSEQUENCES


RECOVERY LAB
Shopping online surged during Covid. Now the environmental costs are becoming clearer.
OUR ONLINE SHOPPING HABITS ARE DESTROYING THE PLANET
Forbes
CAREERS
A Hard-Hitting Investigative Report Into Amazon Shows That Workers' Needs Were Neglected In Favor Of Getting Goods Delivered Quickly
The New York Times
Prime Power: How Amazon Squeezes the Businesses Behind Its Store

CONSUMER DISCREPANCY

INTENTIONS:

88% of consumers **expect companies to help them** make more ethical decisions.

95% of customers reported feeling it is **important to support small businesses**.

75% of millennial respondents say they consider sustainability when they make a purchase.

BEHAVIORS:

51% believe **"greenwashing" is common and confusing** in the retail industry.

41% of them admit to still purchasing **at least half of all their goods and products on Amazon.**

 # 1 stumbling block to sustainable shopping these consumers reported was **inconvenience**

*statistics sourced from customers surveyed by Forbes, McKinsey & ConsumerReports respectively.

SIMPLE SWITCH IS THE SOLUTION

Simple Switch is the online marketplace for ethical and sustainable shopping. Fondly called "Amazon with a heart" by our customers.

Our mission is to **normalize values-aligned online shopping** for consumers and businesses through an easy-to-use experience, wide product range, and simple, transparent impact information.

EASY ONLINE SHOPPING (LIKE AMAZON)


POSITIVE IMPACT
PURCHASING
GOOD FOR PEOPLE & PLANET
(NOT LIKE AMAZON)
SIMPLE SWITCH

OUR BUSINESS MODEL

Simple Switch is an e-commerce marketplace DropShipping 4,000+ products from 60+ suppliers across categories to B2C and B2B markets.

B2C SHOPPERS:

$70 Average Order Value
31% Gross Margin
$12 Mean Cost/Acquisition

B2B CLIENTS:

$230 Average Order Value
40% Gross Margin
TBD with scale

PROJECTED 2022 GROWTH


Suppliers
200
150
100
50
0
Q2 '22 (Current)
Q3 '22 (Projected)
Q4 '22 (Projected)


B2C Sales
B2B Sales
Total Sales
250,000
200,000
150,000
100,000
50,000
0
Q2 '22 (Current)
Q3 '22 (Projected)
Q4 '22 (Projected)

+ 10x B2B clients in 2022 and partner with larger companies to grow average order from **$230 to $500**

+ Prioritize **monthly recurring revenue** from customer subscriptions on proven best sellers like toilet paper, laundry detergent, coffee/tea, hand soaps, etc.

+ Increase digital marketing spend and strategic partnerships to **increase B2C by 10x.**

Forward looking projections cannot be guaranteed.

ROADMAP FOR 2022

1 — SCALE UP MONTHLY RECURRING REVENUE 10X BY ADDING B2B CLIENTS

- New relationships will focus on property managers, office spaces, and retailers.
- B2B clients are incentivized to share about us with their communities as affiliates, building our B2C sales.

patagonia · Green Spaces · airbnb

2 — REACH RELEVANT AUDIENCES AT LOW COST WITH STRATEGIC AFFILIATE PARTNERSHIPS

- Cross promoting to audiences who already take one or more paid eco-action, such as regular compost pickup cuts marketing impression cost in half, and retention with these values aligned customers is higher.

One small step · repeater · Ridwell

3 — EXPAND CONSUMER AWARENESS THROUGH DIGITAL SEARCH + SOCIAL ADS

- We will cut advertising costs in half by running co-branded ads with our suppliers on social media & google.
- Focus on promoting high converting user generated content & "how to" guides.

Google Ads · Tik Tok

SALES TRACTION

We've been generating revenue since launch in **August 2018**

We've had **61,958** unique site visitors to our marketplace.

We see an **average order value of $71**, and a consistently high **repeat customer rate.**

In 2021 we expanded to B2B sales and have seen exciting growth supplying co-working spaces, property rentals, retail spaces. ***(Most recently Patagonia!)***

IMPACT TRACTION

Purchases on Simple Switch have made **impact in more than 20 countries** worldwide.

We have been **B-Corporation & Climate Neutral** certified for 2 years in a row!

We've added more than **60 suppliers** to our platform, primarily with **diverse ownership across gender, race, and size.**

We've **given back** through donations to local non-profits, **mentorship programs**, and more.

"EVERY DOLLAR WE SPEND IS A VOTE FOR THE CHANGE WE WISH TO SEE IN THE WORLD."

HELP US CHANGE THE WORLD THROUGH ONLINE SHOPPING

INVEST TODAY:

https://wefunder.com/simple.switch

CONTACT OR LEARN MORE:

www.simpleswitch.org

www.instagram.com/simple.switch

rachel@simpleswitch.org